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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

Eagle Food Centers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269514204

(CUSIP Number)

January 13, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

REKCEB Enterprises, LLC Harold M. Becker, President #47-0891186
O. L. Becker, Trust Harold M. Becker, Trustee #42-6183316

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cedar Rapids, Iowa, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 166,610

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 166,610

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person REKCEB Enterprises, LLC 156,610 O. L. Becker, Trust 10,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 5.3

12.	Type of Reporting Person (See Instructions) CO Harold M. Becker, President REKCEB Enterprises, LLC OO Harold M. Becker, Trustee O. L. Becker, Trust

Item 1.
	(a)	Name of Issuer Eagle Food Centers, Inc.
	(b)	Address of Issuer's Principal Executive Offices Rt 67 & Knoxville Road Milan, IL 61264

Item 2.
	(a)	Name of Person Filing Harold M. Becker
	(b)	Address of Principal Business Office or, if none, Residence 222 Third Street SE, Suite 230 Cedar Rapids, IA 52401
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 269514204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☐	Not applicable
☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 166,610
(b) Percent of class: 5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 100%.
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 100%.
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2003
Date
/s/ Harold M. Becker
Signature
Harold M. Becker, President & Trustee
Name/Title